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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Hoover's, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

43932110

(Cusip Number)

Ken DeAngelis
Austin Ventures
300 West 6th Street
Suite 2300
Austin, Texas 78701-3902
(512) 485-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439321100

1.	Name of Reporting Person: Austin Ventures VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 439321100

1.	Name of Reporting Person: Austin Ventures VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 439321100

1.	Name of Reporting Person: AV Partners VII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 439321100

1.	Name of Reporting Person: AV Partners VIII, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 439321100

1.	Name of Reporting Person: Joseph C. Aragona		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 439321100

1.	Name of Reporting Person: Kenneth P. DeAngelis		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 439321100

1.	Name of Reporting Person: Edward E. Olkkola		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 439321100

1.	Name of Reporting Person: John D. Thornton		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 439321100

1.	Name of Reporting Person: Blaine F. Wesner		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 439321100

1.	Name of Reporting Person: Christopher A. Pacitti		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer
This statement relates to the common stock (the “Issuer Common Stock”), of Hoover's, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1033 La Posada Dr., Suite 250, Austin, Texas 78752.

Austin Ventures VII, L.P. and Austin Ventures VIII, L.P. (collectively, “Austin Ventures”) are filing this Schedule 13D/A to amend the Schedule 13D they filed on February 12, 2003 because they are no longer acting in concert with Marathon Partners, L.P. and Mario Cibelli to acquire control of the Issuer. The group identified is the Schedule 13D filed on February 12, 2003 has been dissolved.

Item 2.	Identity and Background
Austin Ventures is joined in the filing of this statement by AV Partners VII, L.P., AV Partners VIII, L.P., Joseph C. Aragona, Kenneth P. DeAngelis, Edward E. Olkkola, John D. Thornton, Blaine F. Wesner and Christopher A. Pacitti (collectively, the “Reporting Person”). There have been no changes in the background, occupation or address of the Reporting Person since the filing of the original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
No longer applicable.

Item 4.	Purpose of Transaction
Austin Ventures has withdrawn the proposal that it presented in concert with Marathon Partners, L.P. to the board of directors of the Issuer on February 6, 2003, to acquire the Issuer. The group described in the original Schedule 13D has been dissolved.

The Reporting Person may, from time to time, acquire Issuer Common Stock with or without the purpose, or with or without the effect, of changing or influencing the control of the Issuer.

Item 5.	Interest in Securities of the Issuer
The Reporting Person has no beneficial ownership of securities of the Issuer. Due to the dissolution of the group described in the original Schedule 13D, the beneficial ownership of Marathon Partners, L.P. and Mario Cibelli of Issuer Common Stock may no longer be deemed to be the beneficial ownership of the Reporting Person as a result of a group (under Rule 13d-5). The Reporting Person has not effected any transactions in the Issuer Common Stock during the preceding sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Each of the contracts, arrangements, understandings and relationships described in the original Schedule 13D either (i) terminated on February 12, 2003, or (ii) continues, but without the Reporting Person as a party as of February 12, 2003.

Austin Ventures and Marathon Partners, L.P. entered into a Confidentiality Agreement with the Issuer on February 11, 2003. The Confidentiality Agreement contains certain covenants restricting the ability of Austin Ventures, Marathon Partners, L.P., and their respective affiliates and representatives from acquiring additional shares of Issuer Common Stock, soliciting proxies for voting shares of Issuer Common Stock and taking certain other actions related to the securities of the Issuer. However, the Confidentiality Agreement also contains an exception to these restrictive covenants that is effective due to the Merger Agreement between the Issuer and The Dun & Bradstreet Corporation, Duns Investing IX Corporation and the Issuer dated December 5, 2002.

Item 7.	Material to Be Filed as Exhibits
Exhibit A — Joint Filing Agreement

Exhibit B — Withdrawal Letter from Austin Ventures and Marathon Partners, L.P. to the Issuer dated February 13, 2003.

Exhibit C — Confidentiality Agreement among Austin Ventures, Marathon Partners, L.P. and the Issuer dated February 11, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2003

Company Name

AUSTIN VENTURES VII, L.P.

By:	AV Partners VII, L.P., its general partner

By:	/s/ Kenneth P. DeAngelis
Name:	Kenneth P. DeAngelis
Title:	General Partner

AUSTIN VENTURES VIII, L.P.

By:	AV Partners VIII, L.P., its general partner

By:	/s/ Kenneth P. DeAngelis
Name:	Kenneth P. DeAngelis
Title:	General Partner

AV PARTNERS VII, L.P.

By:	/s/ Kenneth P. DeAngelis
Name:	Kenneth P. DeAngelis
Title:	General Partner

AV PARTNERS VIII, L.P.

By:	/s/ Kenneth P. DeAngelis
Name:	Kenneth P. DeAngelis
Title:	General Partner

/s/ Joseph C. Aragona
Joseph C. Aragona

/s/ Kenneth P. DeAngelis
Kenneth P. DeAngelis

/s/ Edward E. Olkkola
Edward E. Olkkola

/s/ John D. Thornton
John D. Thornton

/s/ Blaine F. Wesner
Blaine F. Wesner

/s/ Christopher A. Pacitti
Christopher A. Pacitti

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)